Report to Shareholders, 2007

During 2006 Nevsun Resources experienced some major accomplishments but also encountered some costly disappointments. On the accomplishment side we delivered the feasibility study for the Bisha Project in Eritrea, clearly demonstrating a robust high grade gold, copper, zinc mine that should operate for many years. We also completed the construction and commissioning of the Tabakoto gold mine in Mali, which has been producing gold since May 2006. It has been extremely disappointing for us that the Tabakoto mine construction was many millions of dollars over plan and the mining operations have not achieved planned grade. The combination of these issues caused the Company to do a complete re-evaluation of future Tabakoto operations. The operations are planned to continue, but since there is a real risk to the operations should gold prices decline, generally accepted accounting principles necessitate the write-off of the asset. Some more details of the highs and lows are explained below.

The Tabakoto Gold Mine comprises the open pit mine and processing plant at Tabakoto. At the start of 2006 the Tabakoto open pit was being pre-stripped and the erection of major process equipment was in progress. The first gold pour was made at Tabakoto in late March and the first gold shipment was made in mid-May. The Tabakoto Mine was officially opened by President Amadou Toumani Touré, the President of Mali, on 22nd May 2006. Commissioning of the milling section of the Tabakoto process plant was completed in Q2 2006 and commissioning of the three stage crushing plant was completed in Q3 2006.

All of the Tabakoto future production remains unhedged.  As a result, the Company continues to enjoy full exposure to any possible future benefits of higher gold prices. Costs per ounce are significantly higher than originally planned due to much lower than forecast output of ounces. To improve the future operating margin the Company is in the process of testing its operations at higher mill throughputs and is considering a trial mining programme of the neighbouring Segala deposit during Q4 2007.

The feasibility study for the Company’s world-class Bisha project in Eritrea was completed in October 2006. The study outlines a robust 10 year life mining project with years 1 and 2 of production being focused on the surface gold in oxide zone, with years 3 to 5 focused on producing a copper concentrate from copper rich sulphide supergene, and with the remaining open pit life producing zinc and copper concentrates from primary sulphide. The feasibility study determined an initial capital cost of US$196 million to provide the crusher, mill and mine infrastructure for a capacity of 2 M tonnes per year.

The Eritrean Government continues to provide strong support for the Bisha Project as part of its development of a new mining industry in Eritrea.  The Company has continued constructive discussion with the Government of Eritrea regarding the development of a mining agreement with a view to taking the Bisha Project into production.

On behalf of Nevsun and the Board of Directors, we would like to thank you for your commitment to the growth and future prosperity of the company.

“John A. Clarke”

John A. Clarke

President and CEO

Nevsun Resources Ltd.